Via Facsimile and U.S. Mail
Mail Stop 6010


									September 16, 2005


Richard Stewart
Chief Executive Officer
Amarin Corporation plc
7 Curzon Street
London W1J 5HG
England

Re:  	Amarin Corporation plc
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed April 1, 2005
      File Number:  000-21392

Dear Mr. Stewart:

	We have reviewed your filing and have the following comment.
We
have limited our review to only your financial statements and related
disclosure and do not intend to expand our review to portions of your
documents. Where indicated, we think you should revise your
document
in response to this comment.   If you disagree, we will consider
your
explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects

C. Research and Development, page 38
1. We note that you recorded significant amounts of In-Process
Research and Development costs as part of the October 2004 acquisition and that you anticipate incurring significant research and development costs in the future.

I. Please provide the following disclosures for the acquired projects:
a. The specific nature and fair value of each significant in-process research and development project acquired.
b. The completeness, complexity and uniqueness of the projects at the acquisition date.
c. The significant appraisal assumptions, such as:
i. the period in which material net cash inflows from significant projects are expected to commence;
ii. material anticipated changes from historical pricing, margins and expense levels; and
iii. the risk adjusted discount rate applied to the project`s cash flows.

II. For significant research and development projects including those acquired in October 2004 disclose:
a. The costs incurred during each period presented and to date on the project.
b. The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates.
c. The risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely.

Regarding II.a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project.
Provide other quantitative or qualitative disclosure that indicates the amount of the company`s resources being used on the project.

Regarding II.b., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

	As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment.
Detailed
cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRSEP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Vanessa Robertson, Staff Accountant, at
(202)
551-3649 or Kevin Woody, Accounting Branch Chief, at (202) 551-
3629
if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.


								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Richard Stewart
Amarin Corporation plc
September 16, 2005
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